EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2015

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of March 24, 2015.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2015 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not be converted to a mineral reserve or form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture and the NYSE MKT exchanges. It is principally in the business of exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow helps to provide a foundation for supporting the Company’s growth over the long term.

Eurasian operates as a royalty and prospect generator. Under the royalty and prospect generation business model, EMX acquires and advances early-stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advanced royalty and other cash or share payments. Through its various agreements, Eurasian also provides technical and commercial assistance to partner companies as the projects are advanced. By optioning interests in its projects to third parties for a royalty interest, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in early-stage exploration upside, and c) developing a pipeline for potential production royalty payments and associated "brownfields" discoveries in the future. This approach helps preserve the Company’s treasury, which can be utilized for project acquisitions and other business objectives.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

HIGHLIGHTS FOR THE YEAR

  For the year ended December 31, 2015, the Company received royalty income of $1,609,553 and recorded a loss from operations of $8,087,982. The after tax loss for the year of $6,875,857 included a gain of $5,393,305 related to the sale of certain exploration and evaluation assets, and an impairment loss of $3,973,699 on the Leeville royalty interest.

  Exploration expenditures totaled $5,948,802 of which $1,584,127 was recovered from partners. In addition, partners continue to advance projects and incur exploration expenditures that do not flow through to our financial statements.

  The Company received approximately US$1.26 million in gross revenue from the Leeville Royalty property (“Leeville") that covers portions of Newmont Mining Corporation's (“Newmont”) underground operations on the Northern Carlin Trend in Nevada.

  As a subsequent event, Eurasian augmented the Nevada gold royalty portfolio with the purchase of the Maggie Creek 2% NSR royalty on the Carlin Trend and the Afgan 1% NSR royalty on the Battle Mountain-Eureka Trend by issuing 250,000 EMX common shares to Golden Predator US Holding Corp. (see EMX news release dated February 23, 2016).

  Eurasian sold its joint venture interests in Haiti to partner Newmont Ventures Limited (“Newmont”) for a US$4 million ($5.3 million) cash payment and a retained 0.5% net smelter return (“NSR”) royalty interest (see EMX news release dated November 2, 2015). As a subsequent Q1 2016 event, EMX also sold its 100% controlled Grand Bois gold-copper project, which was outside the joint ventures with Newmont, to a privately held Nevada corporation, for a 0.5% NSR royalty interest. EMX's entire portfolio in Haiti has now been converted to retained royalty interests.

  The Company executed three new royalty option agreements covering copper (molybdenum) and polymetallic properties in Arizona, while staking additional ground in key mining districts in Arizona and Nevada. EMX regained 100% control of the Akarca gold-silver project in Turkey after Çolakoglu Ticari Yatirim A.S. ("Çolakoglu") advised it was foregoing the exercise of its option to acquire the property (see EMX news release dated October 30, 2015). Çolakoglu made cash payments of US$350,000 to EMX and advanced the project with substantial exploration and drilling programs.

  At the Balya lead-zinc-silver royalty property, where EMX holds an uncapped 4% net smelter return (“NSR”) royalty interest, owner and operator Dedeman Madencilik San ve Tic. A.S. ("Dedeman") advised it re-initiated underground development work in January 2015, with the first shipment of material sent to its Kayseri mill for processing in December 2015 (see EMX news release dated December 23, 2015).

  The Company's 0.5% NSR royalty that covers Reservoir Minerals Inc’s share of minerals and metals mined from the Cukaru Peki discovery in Serbia is being advanced with Timok Project joint venture partner Freeport (45% Reservoir, 55% Freeport). Reservoir announced in March 2015 that the project was moving toward completion of a scoping study.

  EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry discovery in Far East Russia (51% IGC, 49% Freeport). In Q2, Malmyzh's initial inferred resources were announced at a 0.30% copper equivalent cut-off as 1,661 million tonnes averaging 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent*. In addition, IGC advised that Russian Federation GKZ “reserves” had been added to the "state balance", and the “prospecting phase” for Malmyzh had been successfully completed**. In Q4, IGC advised it had signed a Financial Advisory Agreement with the Russian Federation's Far East Development Fund and that the Malmyzh Joint Venture was named "Explorer of the Year" at the MINEX 2015 Forum in Moscow.

* Wardell Armstrong International (“WAI”) provided a statement of inferred resources effective as of May 1, 2015 for the Malmyzh project under NI 43-101 and CIM definition standards. WAI's Managing Director, Phil Newall, PhD, BSc, CEng, FIMMM, was the qualified person for the Malmyzh resource estimate and technical report. Copper equivalent was calculated as Cu% + (Au g/t * 0.5), and assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au. See EMX's May 26, 2015 news release and SEDAR filed technical report for more information on the CuEq calculation, exploration results, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

**The Malmyzh “official GKZ approved reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101.

OUTLOOK

Eurasian Minerals has been generating exploration projects for over twelve years, and is focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. Over time, EMX has built a portfolio of precious metal, base metal, polymetallic, and geothermal property and royalty interests that spans five continents and covers more than 1.5 million acres. These assets provide revenue streams from royalty, advance royalty and success-based bonus payments, while maintaining continual exposure to exploration upside as projects advance. Eurasian supplements mineral property revenue streams and value creation by leveraging its technical expertise to make strategic investments in other companies or projects that could potentially provide shareholders with additional upside.

As 2016 progresses, Eurasian continues to take steps to increase revenue and stream-line operations in order to deploy additional capital towards identifying new high quality acquisition opportunities. The Company expects that the Leeville royalty property will eventually benefit as a result of the Turf Vent Shaft coming online. The Leeville royalty stream will be complemented by other sources of revenue, including advance royalty payments as well as cash payments from existing agreements, as projects continue to be advanced by partners. A key goal for Eurasian in 2016 is to monetize one or more of its assets for a cash payment and a retained royalty interest to provide additional working capital.

As part of Eurasian’s streamlining of operations, the Company has closed or combined offices, dropped low priority properties, and worked with our partners to optimize use of exploration capital to advance the portfolio. Currently, with many of EMX’s projects now being advanced as royalty properties or as partnerships, the Company is increasing low cost generative exploration initiatives. As with last year, difficult market conditions for junior exploration companies have led to a marked decrease in competition in the sector. As a result, Eurasian is continually reviewing new exploration and royalty acquisition opportunities.

Eurasian is building an income stream to offset its exploration expenditures. The ultimate goal is to sustain the Company's exploration and acquisition activities with royalty cash flows while developing a growing pipeline of quality royalty properties that provide multiple opportunities for exploration and production success.

ROYALTY OVERVIEW

A key EMX asset is the Leeville royalty property that covers portions of Newmont’s Northern Carlin Trend underground gold mining operations. The Leeville 1% gross smelter return royalty paid approximately US$1.26 million in gross revenue during the twelve months ending December 31, 2015. These payments were principally sourced from Newmont’s Leeville mine, but also included minor contributions from other operations. Newmont's Turf No. 3 Vent Shaft Project was commissioned in November 2015, and as stated by Newmont the project will provide the ventilation required to "increase production", "unlock" additional resources, and impact "greater Leeville", which includes portions of EMX's royalty position (see Newmont's 10-K and 10-Q filings for 2014-2015). Further, Newmont has delineated a trend of sediment-hosted gold mineralization that extends southeast from the Leeville underground mining complex and across EMX's Leeville royalty property that includes portions of the Rita K and Full House exploration projects. These Newmont exploration successes underscore the prospectivity of the Leeville royalty property. Additional Carlin Trend exploration upside is provided by EMX’s Maggie Creek 2% NSR royalty and Maggie Creek South 3% NSR royalty that cover 4.8 square miles of prospective ground that occur within about a mile of Newmont’s Gold Quarry open pit mining operation.

In addition to EMX's Carlin Trend royalty properties, the Company has royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Haiti, Sweden, Australia, Slovakia, and Peru. Another recent Nevada gold royalty acquisition is the Afgan 1% NSR on a property hosting a historic resource in the prolific Battle Mountain-Eureka Trend. The Balya lead-zinc-silver royalty property in Turkey, which resulted from early EMX prospect generation success, underwent initial, small scale underground development in 2015. EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase that covers Reservoir Minerals Inc.'s Cukaru Peki copper-gold discovery. All of EMX's interests in Haiti are now covered by NSR royalties, with the sale of joint venture interests to Newmont resulting in a US$4 million cash payment as well as a 0.5% NSR royalty. The Viscaria iron-copper royalty, acquired from the purchase of the Phelps Dodge Exploration Sweden AB assets in 2010, has been actively advanced by Avalon Minerals Ltd. with an updated JORC resource estimate and "scoping" study (see Avalon news releases dated November 30th and December 14th, 2015).

Furthermore, all of EMX's partnered exploration properties include a royalty option. Many of these partnered properties provide Advance Minimum Royalty ("AMR") or Advance Annual Royalty ("AAR") payments that may generate an early revenue stream to EMX's benefit during earn-in. Further details on Eurasian’s property portfolio are included in the following sections.

NORTH AMERICA

Eurasian’s portfolio in North America is comprised of 32 properties and includes porphyry copper-molybdenum, porphyry copper-gold, Carlin-type gold, and gold-silver vein projects in Arizona, Nevada, Utah, Wyoming, and Oregon. The portfolio is advanced through Eurasian’s wholly-owned subsidiary Bronco Creek Exploration (“BCE”), with thirteen of the properties under partnership with third parties. Six of the partnered properties are EMX royalty properties, including the Northern Carlin Trend's Leeville royalty (see Leeville and Royalty Property Overview section). The remaining 19 projects are available for partnership.

The Company’s 2015 work focused on advancing partner funded projects, executing new agreements for available projects, generative exploration, business development, and balancing the portfolio by acquiring new properties on open ground while dropping low priority projects as summarized below.

  As a subsequent event in February 2016, the Company announced the execution of a purchase agreement for NSR royalty interests on the Maggie Creek (2% NSR on precious metals and 1% NSR royalty on all other minerals) and Afgan (1% NSR royalty) gold properties from Golden Predator US Holding Corp. (“Golden Predator”) (see EMX news release dated February 23, 2016). Eurasian acquired the royalties by issuing 250,000 EMX common shares to Golden Predator as consideration for the purchase. The Maggie Creek property is located north-northeast of Newmont's Gold Quarry open pit operations on the Carlin Trend, and the Afgan property occurs on the Battle Mountain-Eureka Trend. The addition of these two royalty assets strengthens EMX's growing Nevada gold.

  EMX executed an Exploration and Option to Purchase Agreement with Kennecott Exploration Company ('Kennecott") part of the Rio Tinto Group, for the Superior West copper-molybdenum project near Superior, Arizona (see EMX news release dated May 4, 2015). Kennecott may earn a 100% interest in the project by completing US$5.5 million in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to annual AMR and certain project milestone payments. During Q3 and Q4, EMX conducted partner funded geologic mapping, geochemical sampling, geophysical surveying, and drill permitting work programs on the project.

  A second Exploration and Option to Purchase Agreement with Kennecott was executed for the Aguila de Cobre copper project in Arizona (see EMX news release dated August 4, 2015). Kennecott may earn a 100% interest in the project by completing US$4 million in exploration expenditures and making cash payments totaling US$200,000 over a four year period, after which EMX will retain a 2% NSR in addition to annual AMR and certain project milestone payments.

  An Exploration and Option Agreement was executed for the Hardshell Skarn project with Arizona Minerals Inc. (“AZ Minerals”), a subsidiary of Arizona Mining Inc.(TSX: AZ) (see EMX news release dated November 24, 2015). AZ Minerals can earn a 100% interest in the Project by making cash payments totaling US$85,000, and upon exercise of the option EMX will retain a 2% NSR royalty and receive annual advanced royalty (“AAR”) payments. The EMX royalty is not capped and not subject to buy-down.

  The Yerington West joint venture property, located in the Yerington mining district of west-central Nevada, is partnered with Entrée Gold Inc. (TSX: ETG; NYSE: EGI) of Vancouver, British Columbia (“Entrée”). The project hosts porphyry copper-molybdenum and copper-iron skarn targets beneath cover rocks. Entrée continued their work on the adjacent Ann Mason property, including an updated PEA study (see ETG news release dated November 9, 2015). EMX has a 100% interest in the Yerington West project until Entrée completes its initial earn-in requirements.

  The Copper King and Red Top properties are Arizona porphyry copper-molybdenum projects covered by two separate Option Purchase Agreements with Desert Star Resources Ltd. (“Desert Star”), whereby Desert Star can acquire a 100% interest in each of the projects for cash, shares, and work commitments, after which EMX will retain a 2.5% NSR royalty (see EMX news release dated September 4, 2013). EMX assisted Desert Star with permitting in preparation for reconnaissance drill programs anticipated in 2016. A third Arizona copper property optioned to Desert Star, Copper Springs, returned to 100% Eurasian control after Desert Star elected to terminate its option for the property in Q1.

  In Q3, Savant Explorations Ltd. terminated the option agreement for the Buckhorn Creek copper-molybdenum project in southern Arizona. Savant advanced the project by funding geologic mapping and geophysical surveys, as well as completing access agreements and permitting for proposed drill sites. Buckhorn Creek is available for partnership.

  EMX's generative programs focused on gold opportunities in the Great Basin, porphyry copper targets in Arizona, and a new sediment-hosted copper initiative led by consulting geologist Dr. Jon Thorson. The Great Basin gold and sediment- hosted copper work resulted in the acquisition of new projects on open ground at minimal cost.

  Eurasian continued in discussions with potential partners interested in available copper and gold projects in the exploration project portfolio.

EMX is encouraged by the funding committed to advance the partnered projects, as well as third party interest in the available copper and gold properties and new opportunities identified by generative exploration initiatives.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

TURKEY

Eurasian holds mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, and porphyry gold-copper targets. Five of the seven EMX projects in Turkey are being advanced by partner companies, with two royalty properties (Balya and Aktutan) and three properties optioned for a retained royalty interest (Alankoy, Golcuk and Trab - 23). The remaining two properties, the Akarca epithermal gold-silver project and Sisorta epithermal gold project, are 100% controlled by Eurasian and currently available for sale or partnership.

As a component of EMX's cost reductions and streamlining of operations, the Ankara exploration office was closed in 2015. To manage its interests in Turkey, the Company retained the services of Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”). Dama is an internationally recognized engineering company based in Ankara led by General Manager Sabri Karahan. Dama, under Mr. Karahan's direction, is managing EMX’s mineral licenses, exploration programs, and administrative functions in Turkey.

Akarca Property

The Akarca Property is a Eurasian discovery in Turkey’s Western Anatolia region. The project currently has six drill defined zones of epithermal gold-silver oxide mineralization. EMX regained 100% control of Akarca after Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, advised EMX in October of 2015 that it would not exercise its option to acquire the project (see EMX news release dated October 30, 2015). Çolakoglu made cash payments of US$350,000 to EMX while advancing the property via substantial exploration and drilling programs, as well as environmental and other studies.

Exploration completed to date on Akarca includes 245 core and reverse circulation holes totaling ~26,400 meters of drilling and property-wide geologic mapping, geochemical sampling, and geophysical surveys conducted primarily through partner-funded programs and totaling about $13 million. EMX is currently reviewing the exploration and technical databases generated to date to better understand the controls to high-grade gold-silver mineralization and to identify priority targets for follow-up. Akarca is available for sale or partnership, and EMX is engaged in discussions with several interested parties.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to private Turkish mining company Dedeman Madencilik San ve Tic. A.S. ("Dedeman") in 2006 (see EMX news release dated November 14, 2006). Dedeman has conducted over 36,000 meters of diamond drilling in addition to re-initiating underground development at the Hastanetepe deposit in Q1 2015. Hastanetepe is a moderately dipping, 750 by 450 meter zone that extends from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization primarily developed along contacts between limestone and dacitic intrusions. Dedeman's 2015 development work concentrated on an area of shallow, high grade mineralization on the northeast margin of Hastanetepe, with a production shaft and two working levels at 45 and 75 meters below the surface. Dedeman advises that they produced and stockpiled about 6,000 tonnes of run-of-mine material in 2015. The first shipments of material were trucked to Dedeman's mill at Kayseri for test processing (see EMX news release dated December 23, 2015).

Alankoy Property

The Alankoy copper-gold project is located in Turkey’s Biga Peninsula, amidst a cluster of recent discoveries and advanced exploration projects. Like other systems in the area, Alankoy is characterized by alunite-rich epithermal alteration and the development of vuggy silica lithocaps. Broad zones of hydrothermal alteration are obvious at Alankoy, and EMX continued to identify multiple exploration targets with field work conducted in 2015.

EMX signed an Exploration and Option Agreement for Alankoy with Black Sea Copper & Gold Corp. (“Black Sea”), a privately-held British Columbia corporation, in November 2015 (see EMX news release dated November 23, 2015). Black Sea has the option to earn a 100% interest in the project through work commitments, payments, and annual advance royalties (“AARs”). EMX will retain an uncapped production royalty of 3% for gold, silver, and other precious metals, and 2% for all other minerals produced from the property. The royalty cannot be purchased in advance or otherwise reduced.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is an epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 3.17 million indicated tonnes averaging 0.89 g/t gold, and 11.38 million inferred tonnes averaging 0.58 g/t gold. An overview of the methodology used by Gary Giroux, Mem APEG, to estimate the resources are described in EMX’s news release dated June 16, 2009 and in the July 31, 2009 SEDAR filed report titled "Technical Report on the Exploration Results and Resource Estimates for the Sisorta Property, Sivas Province, Turkey" prepared by Mining Associates Pty Limited. The Sisorta project had been a joint venture between project manager Chesser Resources Limited (51%) and EMX (49%). In March 2015, EMX purchased Chesser's interest in the property and assumed 100% control of the asset. The Company is evaluating the property's exploration upside while pursuing partnership opportunities.

Other Property Interests

Eurasian has option agreements that include retained royalty interests for the Golcuk stratabound copper-silver and Trab-23 porphyry gold (copper-molybdenum) exploration properties. Pasinex Resources Ltd. ("Pasinex") signed an agreement in 2012 granting it an option to acquire a 100% interest in the Golcuk property for shares and work commitments, with EMX retaining a 2.9% NSR royalty interest (see Pasinex news release dated July 25, 2012). Tumad Madencilik Sanayi ve Ticaret A.S. ("Tumad"), a private Turkish company, executed an option agreement in 2013 granting it an option to acquire Trab-23 for spending requirements, earn-in payments and advance royalty payments, with EMX retaining a 3% NSR royalty interest from production (see EMX news release dated February 27, 2013).

EMX has a royalty interest in the Aktutan polymetallic project sold to Dedeman in 2007 for considerations that included a 4% uncapped NSR royalty (see EMX news release dated August 30, 2007). The Sofular royalty property, also held by Dedeman, was dropped in Q1 2015 due to a lack of encouraging results.

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

AUSTRALIA AND NEW ZEALAND

The Company's programs in Australia and New Zealand operated at a reduced expenditure rate during 2015. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under royalty agreements with EMX. The Sisters copper-cobalt property, also in New South Wales, was relinquished during 2015 due to a lack of encouraging results. In Western Australia, EMX's generative work resulted in the submission of applications for the East Kimberley sediment-hosted copper exploration project. In New Zealand, the Neavesville gold-silver project was advanced with a partner funded drill program.

Koonenberry Property

The Koonenberry gold project is positioned along the regional-scale Koonenberry fault in southeastern Australia. The distribution of gold occurrences and gold geochemical anomalies are coincident with prominent structural features related to the Koonenberry fault. The majority of the project is under an Exploration and Option Agreement with North Queensland Mining Pty Ltd. (“NQM”), a privately-held Australian company, whereby NQM can earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in (see EMX news release dated February 19, 2014). During 2015, NQM conducted geologic studies to identify prospective targets on the property, and subsequently relinquished lower priority licenses. Also during the year, Arastra Exploration relinquished their holdings covering portions of the Koonenberry project not included in the NQM Agreement, with EMX and NQM electing not to acquire the ground. The Koonenberry project is now covered by 524 square kilometers of exploration tenements.

Neavesville Property

The Neavesville project consists of a single exploration permit, totaling over 30 square kilometers, in the Hauraki goldfield of New Zealand's North Island. EMX acquired Neavesville, which covers a historic JORC gold-silver resource, on open ground with minimal cost. The property hosts epithermal gold-silver mineralization that has geologic features similar to other deposits of the Hauraki goldfield.

The project is under a definitive agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire the wholly-owned EMX subsidiary that controls the Neavesville property (see EMX news release dated November 13, 2014). The agreement with L&M provides for work obligations, staged payments, milestone payments based upon JORC reserves, and commercial production payments, all to the benefit of Eurasian.

An L&M funded three hole (817.2 m) reconnaissance drill program was conducted in 2015 that intersected alteration and anomalous gold-silver mineralization projected beneath the historic Ajax underground workings and open pit. Also in 2015, the Neavesville exploration permits were amalgamated into a single permit (EP 51767). The permit was renewed for an additional five year period, and is now valid through April, 2020 pending timely completion of statutory work programs.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

EUROPE

Scandinavia is a favorable jurisdiction for mineral exploration and development, and Eurasian has assembled a portfolio of 100% controlled projects in Sweden and Norway that are available for partnership. The Company continued to reduce expenditures in Scandinavia during 2015 while examining ways to add value and pursuing strategic partnerships. In addition to the exploration properties in Sweden and Norway, EMX also maintains a royalty interest in northern Sweden's Viscaria project, as well as a portfolio of royalty interests in Serbia that includes Reservoir's Cukaru Peki copper-gold discovery.

Sweden

Eurasian’s portfolio in Sweden includes the volcanogenic massive sulfide ("VMS") projects at Gumsberg and Adak. In 2015, EMX made a strategic decision to focus its attention on its VMS projects in the Bergslagen and Skellefteå mining districts in southern and central Sweden. Key projects are summarized below:

  The Gumsberg polymetallic (lead-zinc-silver-copper-gold) VMS property occurs in the historic Bergslagen District of southern Sweden. In Q1 2015, a geophysical program was executed that appears to map extensions of known bodies of mineralization along strike, and has identified new exploration targets. Follow-up reconnaissance work was conducted during the summer field season, with additional field work scheduled for early 2016.

  The Adak project is located in the Skellefteå mining district, and has a record of historic production from four mining areas that exploited stratiform to stratabound chalcopyrite-rich VMS mineralization. Multiple additional exploration targets exist within the project area including projections of mineralization down dip and along strike from the historic workings, along with several undrilled geophysical anomalies.

The Iekelvare project, and portions of the Storåsen and Sakkek-Pikkujärvi projects were dropped in 2015 due to a lack of encouraging results. Eurasian closed its office in Kiruna in Q1 2015 to reduce expenditures.

EMX also holds an effective 0.5% NSR royalty interest in Avalon Minerals Ltd.'s ("Avalon") Viscaria iron-copper property located in the Kiruna mining district of northern Sweden. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. Avalon conducted ongoing drilling and commenced ESIA permitting during 2015. In Q4, Avalon completed an updated mineral resource estimate and "scoping study" based upon a combination open pit and underground scenario (see Avalon news releases dated November 30th and December 14, 2015).

Norway

EMX initiated a program in 2014 to evaluate IOCG, VMS, and other opportunities in Norway, and has since acquired the Burfjord and Tynset properties by applying for exploration permits on open ground. Burfjord contains IOCG-type targets in northern Norway, and is marked by numerous small scale historic mines and prospects, as well as outcropping copper and gold mineralization that surround the flanks of a 6 kilometer by 4 kilometer doubly-plunging anticlinal structure. The Tynset project represents a greater than 30 kilometer trend of VMS-style mineralization near the historic Røros mining district in southern Norway. The Tynset project encompasses multiple areas of historic mine workings and exploration prospects, some of which expose gold-rich styles of VMS mineralization. Little modern exploration has taken place along the trend, with the last programs being conducted in the mid-1980’s. In 2015, EMX evaluated multiple other projects in the region, dropped low priority projects, and continued to assess additional project areas in Norway for acquisition.

Royalty Properties in Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West and Deli Jovan, to Reservoir Capital Corp., for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals (see EMX news release dated October 30, 2006). Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”). Subsequently, Eurasian acquired an uncapped 0.5% NSR royalty covering Reservoir's share of minerals and metals mined from the Brestovac and Jasikovo properties (see EMX news release dated February 4, 2014), which along with Brestovac West, are included in the Timok Project joint venture between Reservoir (45%) and Freeport McMoRan Exploration Corp. (55%).

Brestovac hosts porphyry and epithermal copper-gold mineralization at the Cukaru Peki deposit. In January 2014, Reservoir announced an initial NI 43-101 resource estimate for the Cukaru Peki deposit’s Upper Zone High Sulphidation Epithermal (HSE) of copper and gold mineralization (see Reservoir news release dated January 27, 2014). According to Reservoir, the Upper Zone HSE inferred resource above a 1% copper equivalent (CuEq% = Cu% + (Au g/t x 0.6)) cut-off was estimated to be 65.3 million tonnes at an average grade of 2.6% copper and 1.5 grams per tonne (g/t) gold, or 3.5% copper-equivalent, containing 1.7 million tonnes (3.8 billion pounds) copper and 3.1 million ounces gold or 2.3 million tonnes (5.1 billion pounds) copper-equivalent. Reservoir announced in a March 12, 2015 news release that a budget had been approved by the Timok Project joint venture "to move the project forward toward the completion of a scoping study". As well, Reservoir announced further "high-grade" copper-gold drill intercepts in Q3 and Q4, including 179 meters (556-735 m) averaging 10.75% copper and 10.86 g/t gold (estimated true thickness 84 m) and 186 meters (466-652 m) averaging 8.02% copper and 4.44 g/t gold (estimated true thickness 170.4 m) from ongoing exploration (see Reservoir news releases dated July 27th, October 19th, and December 1st, 2015).

EMX's Timok Project royalty properties add strategic upside potential for Eurasian in one of the richest copper-gold mineral belts in Europe.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

HAITI

EMX sold its Haiti Joint Venture interests in Q4 to partner Newmont Ventures Limited, a wholly owned subsidiary of Newmont (see EMX news release dated November 2, 2015). The now terminated EMX-Newmont joint ventures (the “Joint Ventures”) covered six designated exploration areas along a 130 kilometer trend of northern Haiti's Massif du Nord mineral belt. Pursuant to the transaction, Newmont acquired all of EMX's interest in the designated exploration areas on the following terms:

  Newmont paid US$4 million ($5.3 million) in cash to EMX at closing;
  The Joint Ventures were terminated;
  EMX retains a 0.5% NSR royalty on the 49 Research Permit applications covering the designated exploration areas;
  EMX retains the right to acquire any properties proposed to be abandoned or surrendered by Newmont.

As a subsequent event In February 2016, EMX sold its 100% controlled Grand Bois gold-copper project, which was outside the Joint Ventures with Newmont, to a privately held Nevada corporation. EMX retained a 0.5% net smelter return (“NSR”) royalty interest in the Grand Bois project and the right to acquire any properties proposed to be abandoned or surrendered from the Grand Bois project in the future.

As a result of these two transactions, all of EMX's interests in Haiti have now been converted into NSR royalties.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a joint venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, 150 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. Eurasian was an early investor in IGC, and is its largest shareholder, with approximately 42% of the issued and outstanding shares (36% equity position on a fully-diluted basis) from investments totaling US$7.8 million.

Malmyzh is a grassroots, district-scale discovery with fourteen porphyry copper-gold prospects identified within a 16 by 5 kilometer intrusive corridor. The project has excellent logistics and infrastructure, and is located 220 kilometers northeast of the Russia-China border at Khabarovsk. There were a number of significant advancements at Malmyzh during 2015:

  Wardell Armstrong International (“WAI”) provided a statement of inferred resources for the Malmyzh project under NI 43-101 and CIM definition standards. The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent*. WAI's Managing Director, Phil Newall, PhD, BSc, CEng, FIMMM, was the qualified person for the Malmyzh resource estimate. See EMX's May 26, 2015 news release and SEDAR filed technical report titled "NI 43-101 Technical Report on the Initial Mineral Resource Estimate for the Malmyzh Copper-Gold Project, Khabarovsk Krai, Russian Federation" with an effective date of May 1, 2015 and dated July 10, 2015 for more information on the CuEq calculation, exploration results, QA/QC procedures, and methodology used to estimate the Malmyzh inferred resources.

  IGC advised that Russian Federation GKZ “reserves” had been added to the "state balance", and as a result the “prospecting phase” for Malmyzh had been completed (see EMX news release dated May 26, 2015). The Malmyzh “official GKZ approved reserves” were estimated according to the rules and regulations of the Russian Federation, and are not the same as reserves under NI 43-101.

  IGC advised it had signed a Financial Advisory Agreement with the Russian Federation's Far East Development Fund and that the Malmyzh Joint Venture was named "Explorer of the Year" at the 2015 MINEX Forum in Moscow (see EMX news release dated November 4, 2015).

  IGC advised that the "Malmyzh Flanks" exploration license was granted (see EMX news release dated December 10, 2015). This new license expanded the Malmyzh land position for a total of 226.9 square kilometers, and includes additional areas for potential project infrastructure as well as extensions to known exploration targets.

  The Joint Venture is proceeding with acquiring project approvals to continue with the “advanced exploration and mining phase” of development as required for “strategically significant” deposits in the Russian Federation. IGC has informed EMX that the process is moving forward at a steady pace.

* Copper equivalent calculated as CuEq = Cu% + (Au g/t * 0.5), based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au.

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. (TSX-V: RVL, “Revelo”), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo controls approximately 350,000 hectares of 100% owned exploration tenements. The portfolio is comprised of exploration projects prospective for copper, gold and silver, including the Montezuma project under JV agreement with a subsidiary of Newmont Mining Corp. Revelo also retains a 2% royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

RESULTS OF OPERATIONS

Year ended December 31, 2015

The net loss for the year ended December 31, 2015 (“FY15”) was $6,875,857 compared to $17,448,041 for the prior year (“FY14”). The loss for FY15 was made up of a net royalty loss of $187,773 (2014 – income $801,836) after depletion and related tax, net exploration expenditures of $4,364,675 (2014 - $5,022,658), general and administrative expenditures of $3,535,534 (2014 - $4,460,797) and other losses totaling $2,219,105 (2014 – $12,122,893) offset by a deferred income tax recovery of $3,431,230 (2014 - $3,356,471). Included in other losses was $3,973,699 (2014 - $7,371,765) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets, and a gain on the sale of exploration and evaluation assets of $5,393,305 compared to a loss of $154,533 in the prior year. Some items to note are:

Revenues

In FY15, royalty income was earned for 1,096 (2014 – 1,578) ounces of gold totaling $1,609,553 (2014 - $2,247,334) offset by gold tax and depletion of $1,797,326 (2014 - $1,445,498) for net royalty loss of $187,773 (2014 – income $801,836). The decrease in royalty income was mainly due to a decrease in ounces produced and a lower realized gold price per ounce in the current period. In FY15 the average realized gold price was US$1,160 per ounce compared to US$1,263 for 2014.

Exploration Expenditures

Exploration expenditures (gross) decreased by $1,952,202 in FY15 and recoveries decreased by $1,294,219 in FY15 for a net decrease in exploration expenditures of $657,983 in 2015. Some of the differences between 2015 and 2014 are as follows:

  In Scandinavia, net expenditures decreased by $470,550 compared to the prior period. In 2015, the Company continued to support its exploration programs in Scandinavia, encouraged by decreasing levels of competition in the minerals sector, and increasing availability of prospective ground that could be acquired at low cost. The Company continues to filter and upgrade its portfolio of assets, adding key copper, gold and polymetallic exploration projects in both Sweden and Norway while relinquishing less prospective areas and project interests. At the same time, Eurasian has continued to actively market its project interests in Scandinavia and will continue to do so in 2016. Expenditures in 2015 were directed toward sustaining costs for its offices and personnel, as well as conducting reconnaissance exploration across the region and hosting potential partners for site visits to various projects. Eurasian’s staff in Scandinavia is retained on a consulting basis only, in order to keep costs low during times of inactivity.

  In the USA, gross expenditures decreased from $3,657,918 to $2,713,477 and recoveries decreased from $2,221,662 to $901,385. In the prior year the Company and partners Kennecott, Savant, and Vale undertook active programs at Lomitas Negras, Buckhorn Creek, Frazier Creek, Jasper Canyon, and Copper Basin while there were no active programs for 2015. Gross expenditures on these projects decreased from US$1,227,351 to US$133,489. The decrease in expenditures was offset by US$277,031 in expenditures related to Kennecott pursuant to the new exploration and option agreement on the Superior West property. The Americas continue to represent a potentially high value, low cost exploration venue coupled with a large list of prospective partners to conduct EMX’s business model. Despite tough market conditions, base-metal projects still appear to be sought after and BCE is in discussions with several groups regarding its properties. A major focus of BCE for the year will remain to partner available assets, reduce holding costs, and recover a portion of its burn.

  In Turkey, gross expenditures increased by $88,117, while net expenditures increased by $121,001. In 2015, the Turkish Business Unit continued to be a key value driver for Eurasian. Partner funded programs continued to advance projects in the Eurasian portfolio, with 5 of the 7 projects in Turkey operating under partnerships. In 2015 the Company regained 100% control of the Sisorta and Akarca properties, and closed its exploration office in Ankara. In 2015 Eurasian changed its focus from early stage, grass-roots style generative work, to working with partners on advancing its projects and monitoring its royalty interests throughout the country. This work will be managed by Dama Engineering, a well-respected consultant and engineering firm in the Turkish mining community. Eurasian views its partnership with Dama as a key step in the evolution of its business interests in Turkey.

  In the Asia Pacific region, net expenditures for 2015 totaled $294,051 compared to $749,610 in 2014 as the Company operated under a reduced expenditure rate. The Koonenberry project was reduced in scope with Arastra relinquishing their holdings and North Queensland relinquishing a portion of their holdings in the project. The Company elected not to acquire this ground. North Queensland continues to advance the Koonenberry project under the active exploration and option agreement. The Neavesville project is under a definitive agreement with Land & Mineral Limited (“L&M”), a privately-held Australian company, giving L&M the right to acquire the wholly- owned EMX subsidiary that controls the Neavesville property. In 2014, prior to partnership, Eurasian had conducted drilling at Neavesville, and had negotiated a comprehensive access agreement with one of the local Maori communities, providing ongoing access, and exploration and development rights across much of the Neavesville license. No such expenditures were incurred on the Neavesville project in the current year..

General and Administrative

General and administrative expenses (“G&A”) decreased by $925,263 from $4,460,797 to $3,535,534. G&A costs (before share-based payments) have decreased each year since 2012 and EMX continues to strive to find areas to further streamline and reduce the expenses of our business. Significant changes in the current year compared to the previous year include:

  Share-based payments decreased from $1,030,411 to $470,116, with the difference being the result of a significant decrease in the fair value of options granted during the year from $1.18/share to $0.66/share in the current period. Eurasian also granted fewer shares as incentive stock grants.

  Salaries and consultants, Investor relations, and travel expenditures decreased from $1,257,086 to $961,108, $292,017 to $218,731, and $256,907 to $187,374 respectively as the Company made changes to staffing and other budgets. A significant change in staffing included the departure of the Company’s Chief Operating Officer.

  Administrative and office expenses of $900,453 in the current year were comparable to the prior year of $926,905. The Company has a corporate office in Vancouver which manages the finance, regulatory and administrative functions. It also has a regional office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

Other

  The Company recognized a net gain on the sale of certain exploration and evaluation assets during the year of $5,393,305 compared to a loss of $154,533 in the prior year. The significant component of this gain was the result of the sale of certain interests in Haiti to Newmont for a US$4,000,000 ($5,277,542) cash payment and a retained 0.5% net smelter return (“NSR”) royalty interest.

  As a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, and decrease in the realized gold prices, the Company revised its estimated annual gold production over the expected mine life and decreased its long term gold price forecast from US$1300 to US$1200 per ounce. As a result, the Company recorded $3,973,699 (2014 - $7,371,765) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”).

  The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired. The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. As result, the Company has written down the goodwill by $3,047,605 (2014 - $2,248,057).

  The Company recorded a deferred income tax recovery of $3,431,230 compared to $3,356,471 in 2014, and a net decrease in deferred tax liabilities of $1,715,656 (2014 - $2,493,010). The net decrease in the deferred tax liability as a result of the deferred income tax recovery is offset by a cumulative translation loss.

  The Company’s share of the net loss related to its 42.22% (2014 - 42.34%) equity investment in IG Copper for the year ended December 31, 2015 was $1,062,146 (2014 - $1,086,649).

Three months ended December 31, 2015

The net loss for the three months ended December 31, 2015 (“Q4-2015”) was $313,947 compared to $11,140,366 for the prior year’s comparative quarter (“Q4-2014”). The loss for Q4-2015 was made up of $735,922 (Q4-2014 - $1,248,227) in net exploration expenditures and $834,502 (Q4-2014 - $972,323) in general and administrative expenses offset by other losses totaling $291,417 (Q4-2014 - $11,594,359) and a loss of $74,868 (Q4-2014 – gain of $127,331) in net royalty income. The reasons for the significant changes in the three months ended December 31, 2015 include continued cost management improvements, and are consistent with the changes noted for the year ended December 31, 2015 including the impairment to the royalty interest of $3,973,699 (Q4-2013-$7,371,765) and write-down of goodwill of $1,867,031 (Q4-2014-$2,248,057), offset by a gain on the acquisition and sale of exploration and evaluation assets of $5,393,305 (2014 – loss $154,533), and recovery of deferred income taxes of $2,250,656 (2014 - $2,547,212).

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at December 31, 2015 was $5,787,109 (December 31, 2014 - $7,096,916). The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. Management will need additional sources of working capital to continue it’s currently planned programs, by issuing new shares or the sale of assets. The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets

Operating Activities

Cash used in operations was $5,082,224 for the year ended December 31, 2015 (2014 - $4,781,944) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year, and a large gain on the sale of exploration and evaluation assets.

Financing Activities

There were no financing activities during the current or comparative years.

Investing Activities

Some of the significant investment activities during the year ended December 31, 2015 are:

  The Company sold certain interests in Haiti to Newmont for a US$4,000,000 ($5,277,542) cash payment and a retained 0.5% net smelter return (“NSR”) royalty interest.
  The Company advanced $973,236 to an associated company pursuant to a convertible loan agreement.
  The Company purchased an additional 51% of the shares of the Company that owns Sisorta in Turkey for AU$162,092 so that it now owns 100% of the project.
  The Company received $136,263 in net proceeds from the purchase and sale of marketable securities.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

ANNUAL INFORMATION

As at	December 31, 2015	December 31, 2014	December 31, 2013

Financial positions
Working capital	$5,787,109	$7,096,916	$14,217,999
Exploration and evaluation assets (net)	2,381,540	2,379,886	3,031,368
Royalty interest	28,798,980	29,327,960	35,063,725
Total assets	50,624,129	54,292,093	70,073,220
Share capital	117,000,052	116,766,102	116,151,675
Deficit	(94,305,878)	(87,430,021)	(69,981,980)

	Year ended	Year ended	Year ended
	December 31, 2015	December 31, 2014	December 31, 2013

Financial results
Royalty income	$1,609,553	$2,247,334	$3,102,888
Exploration expenditures (net)	4,364,675	5,022,658	3,839,703
Net loss	(6,875,857)	(17,448,041)	(13,982,612)
Net loss per share - basic and diluted	(0.09)	(0.24)	(0.19)

Factors that cause fluctuations in the Company’s annual results include royalty revenue, market price for gold, production on royalty properties, the timing of stock option and share grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with varying levels of operations activities on its exploration projects and due diligence undertaken on new prospects.

QUARTERLY INFORMATION

Fiscal quarter ended	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015

Royalty income	464,532	369,453	412,577	$362,991
Exploration expenditures	1,255,057	1,565,437	1,402,895	1,725,413
Exploration recoveries	(519,135)	(332,254)	(321,614)	(411,124)
Share-based payments	29,952	(3,949)	398,319	45,794
Net income/(loss) for the period	313,947	(2,049,392)	(2,480,397)	(2,660,015)
Basic and diluted net income/(loss) per share	0.004	(0.03)	(0.03)	(0.04)

Fiscal quarter ended	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014

Royalty income	$466,862	$558,091	$567,663	$654,718
Exploration expenditures	1,493,796	1,929,346	2,814,437	1,663,425
Exploration recoveries	(185,924)	(609,039)	(1,651,157)	(432,226)
Share-based payments	70,740	80,984	826,935	51,752
Net loss for the period	(11,140,366)	(1,345,463)	(2,794,687)	(2,167,525)
Basic and diluted net loss per share	(0.15)	(0.02)	(0.04)	(0.03)

Factors that cause fluctuations in the Company’s quarterly results are consistent with the causes in changes of the annual results.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the year ended December 31, 2015	Salary or Fees	Payments	Total
President, CEO and Director	$512,533	$53,265	$565,798
COO and Director (1)	299,060	-	299,060
CFO	-	19,530	19,530
Corporate Secretary	-	8,522	8,522
Chief Legal Officer	255,617	27,320	282,937
Directors (2)	158,257	79,898	238,155
Seabord Services Corp. (3)	413,700	-	413,700
Total	$1,639,167	$188,535	$1,827,702
(1) COO Salary or Fees includes $247,660 in severance payments.

		Share-based
For the year ended December 31, 2014	Salary or Fees	Payments	Total
President, CEO and Director	$442,597	$122,945	$565,542
COO and Director	221,298	63,922	285,220
CFO	-	38,895	38,895
Corporate Secretary	-	16,642	16,642
Chief Legal Officer	218,641	61,086	279,727
Directors (2)	168,496	183,514	352,010
Seabord Services Corp. (3)	418,800	-	418,800
Total	$1,469,832	$487,004	$1,956,836

Related Party Assets and Liabilities	Service or Term	31-Dec-15	31-Dec-14
Amounts due from (to):
President, CEO and Director	Expense Reimbursement	$1,853	$7,713
COO and Director	Expense Reimbursement	-	186
Chief Legal Officer	Expense Reimbursement	-	165
Directors	Fees and Expense	-
	Reimbursement	20,694	29,612
Seabord Capital Corp.	Expense Reimbursement	-	-
		$22,547	$37,676

(2) Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.
(3) Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to Eurasian. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by Eurasian.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting pronouncements not yet effective

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities and introduces new rules for hedge accounting. In July 2014, the IASB made further changes to the classification and measurement rules and also introduced a new impairment model. These latest amendments now complete the new financial instruments standard.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

The effective date for IFRS 9 is January 1, 2018. The Company is currently evaluating the impact that the final standard is expected to have on its consolidated financial statements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2015, the Company had working capital of $5,787,109 (December 31, 2014 - $7,096,916). Management believes it has sufficient working capital for operations and to continue it’s currently planned programs. The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at December 31, 2015, there were no changes in the levels in comparison to December 31, 2014. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$5,634,601	$-	$-	$5,634,601
Restricted cash	269,770	-	-	269,770
Fair value through profit or loss investments	235,106	-	-	235,106
Strategic Investments	193,810	-	-	193,810
Total	$6,333,287	$-	$-	$6,333,287

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes (Note 7).

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the December 31, 2015 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $43,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2015 is as follows:

Accounts	US dollars
Cash and cash equivalents	$4,197,937
Receivables	410,204
Convertible notes receivable	740,377
Accounts payable and accrued liabilities	(270,080)
Advances from joint venture partners	(99,276)
Net exposure	4,979,162
Canadian dollar equivalent	$6,912,571

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at December 31, 2015, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $691,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)	Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)	Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c)	Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)	Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e)	Equity Investment

The Company records its interest in associated companies as equity investments. The Company has a minority position on the Boards of its associated companies, and does not control operational decisions. The Company’s judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit.

The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Joint Venture and Exploration Funding Risk

Eurasian’s strategy is to seek exploration and joint venture partners through options and joint ventures to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be a passive foreign investment company (“PFIC”) for the year ending December 31, 2015 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2015 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

EVENT AFTER THE REPORTING DATE

Subsequent to December 31, 2015, the Company completed the execution of a purchase agreement for net smelter return (“NSR”) royalty interests on the Maggie Creek and Afgan gold properties from Golden Predator US Holding Corp. (“Golden Predator”), a wholly-owned subsidiary of Till Capital Ltd. ("TCL") by issuing 250,000 common shares of EMX to TCL as consideration for the purchase. Golden Predator owns a 2% NSR royalty on all precious metals and a 1% NSR royalty on all other minerals for the Maggie Creek property, and a 1% NSR royalty on all minerals for the Afgan property.

OUTSTANDING SHARE DATA

At March 24, 2016, the Company had 73,784,710 common shares issued and outstanding. There were also 5,130,500 stock options outstanding with expiry dates ranging from July 19, 2016 to June 8, 2020.